UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42288

Cuprina Holdings (Cayman) Limited

(Registrant’s Name)

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Completion of Sale and Purchase Agreements for Acquisition

Sale and Purchase Agreements

Cuprina Holdings (Cayman) Limited (the “Company”) announces that, on October 1, 2026, its wholly-owned subsidiary, Cuprina Holdings (BVI) Limited (the “Purchaser”), entered into:

(i)	a sale and purchase agreement (the “SPA I”) with certain seller (the “Seller I”), pursuant to which the Purchaser has conditionally agreed to purchase and the Seller I has conditionally agreed to sell 20,000 ordinary shares (the “Sale Shares I(i)”) in the capital of East Coast Podiatry Centre Pte. Ltd. (the “Target A”) and 60,000 ordinary shares (the “Sale Shares I(ii)”, together with the Sale Shares I(i), the “Sale Shares I”) in the capital of Orchard Clinic Management Pte. Ltd. (the “Target B”, together with Target A, the “Targets”); and
(ii)	a sale and purchase agreement (the “SPA II”, together with SPA I, the “SPAs”) with certain sellers (collectively the “Sellers II”), pursuant to which the Purchaser has conditionally agreed to purchase and the Sellers II have conditionally agreed to sell an aggregate 80,000 ordinary shares in the capital of Target A (the “Sale Shares II(i)”) and 240,000 ordinary shares (the “Sale Shares II(ii)”, together with the Sale Shares II(i), the “Sale Shares II”) in the capital of Target B.

Consideration

The aggregate consideration of approximately S$4.0   million for the Sale Shares will be settled as follows:

(i)	regarding Sale Shares I: cash of approximately S$0.1 million payable upon execution of the SPA I, cash of S$0.1 million payable upon completion of the SPA I (the “Closing of SPA I”), S$0.2 million to be settled by allotment and issuance of 60,334[1] consideration shares (the “Consideration Shares I”) of the Company within 14 days upon Closing of SPA I, and cash of S$0.4 million payable no later than 14 days after the first anniversary of the date of execution of the SPA I; and
(ii)	regarding Sale Shares II: cash of approximately S$0.4 million payable upon execution of the SPA II, cash of S$1.25 million payable upon completion of the SPA II (the “Closing of SPA II”), S$0.8 million to be settled by allotment and issuance of 241,337[1] consideration shares (the “Consideration Shares II”, together with the Consideration Shares I, the “Consideration Shares”) of the Company within 14 days upon Closing of SPA II, and cash of S$0.75 million payable no later than 14 days after the second anniversary of the date of Closing of SPA II.

Note(s):

1	Computed by dividing the S$0.2 million and S$0.8 million payable to Seller I and Sellers II respectively, by S$3.31[2], rounded down to the nearest whole share.
2	This being derived based on the average of volume-weighted average price (VWAP) of each Class A ordinary share of the Company on Nasdaq for the immediately preceding 30 consecutive trading days ending on the date of SPAs of appUS$2.59 and at the exchange rate from SGD to USD of 0.7817.

The said consideration was determined based on arm’s length negotiations among the parties, taking into account, among other things, the financial condition and operating performance of the Targets, their business prospects, the assets and liabilities to be acquired, and the valuation of the Targets as determined by an independent valuation adviser. The transactions concerned were approved by the board of directors of the Company on October 1, 2026.

Completion

Completion shall take place after October 15, 2026, subject to the Company receiving the shareholders’ approval on increasing its authorized share capital during the Extraordinary General Meeting to be conveyed on the same date, but on or before November 1, 2026. Immediately after completion of the SPAs, Target A and Target B will become wholly-owned subsidiaries of the Company.

Consideration Shares

Upon completion of the acquisition, the Consideration Shares will represent approximately 3.79% of the Company’s enlarged issued Class A Ordinary Shares. The Consideration Shares are subject to lock-ups as detailed in the SPAs.

Overview of Parties

Cuprina Holdings (BVI) Limited is a BVI business company limited by shares incorporated in the British Virgin Islands. It is an investment holding company and a wholly-owned subsidiary of the Company.

Target A is a limited company incorporated in Singapore with an issued and paid-up capital of S$100,000. It operates East Coast Podiatry Clinic, a podiatry-focused chain clinic in Singapore. Immediately prior to the completion of the SPAs, issued share capital of Target A comprises of 100,000 ordinary shares with 80,000 ordinary shares held by Sellers II and 20,000 ordinary shares held by Seller I, respectively. Immediately after the completion of the SPAs, Target A will become a wholly-owned subsidiary of the Company.

Target B is a limited company incorporated in Singapore with an issued and paid-up capital of S$300,000. It operates Orchard Clinic, a women’s health and wellness clinic in Singapore. Immediately prior to the completion of the SPAs, issued share capital of Target B comprises of 300,000 ordinary shares with 240,000 ordinary shares held by Sellers II and 60,000 ordinary shares held by Seller I, respectively. Immediately after the completion of the SPAs, Target B will become a wholly-owned subsidiary of the Company.

The foregoing description of the SPAs does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, copies of the SPAs and relevant lock-up agreements are filed as Exhibits 10.1 to 10.4 to this Form 6-K.

Exhibits

Exhibit No.	Description
10.1	SPA I
10.2	SPA II
10.3	Form of lock-up agreement of Seller I
10.4	Form of lock-up agreement of Seller II
99.1	Press release dated October 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cuprina Holdings (Cayman) Limited

By:	/s/ David Quek Yong Qi
Name:	David Quek Yong Qi
Title:	Chief Executive Officer and Director

Date: October 2, 2026